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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2005

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X    Form 40-F
               ---             ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to changes of directors and supervisors.

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                               ("PETROCHINA LOGO")
                           PETROCHINA COMPANY LIMITED

                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)

                                (STOCK CODE: 857)

                      CHANGES OF DIRECTORS AND SUPERVISORS

The board of directors (the "BOARD") of PetroChina Company Limited (the "COMPANY") announces that on 20 September 2005, Mr. Wang Fucheng resigned as a director of the Company in order to take office as a supervisor of the Company. Mr. Wang Fucheng confirms that he has no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

On 18 November 2005, the term of office of two directors, Mr. Ren Chuanjun and Mr. Zou Haifeng, and the term of office of three supervisors, Mr. Li Kecheng, Mr. Zhang Youcai and Mr. Sun Chongren, shall expire upon which these gentlemen shall leave the Board and the supervisory committee of the Company (the "SUPERVISORY COMMITTEE") accordingly.

The Company expresses its sincerest gratitude to Mr. Wang Fucheng, Mr. Ren Chuanjun, Mr. Zou Haifeng, Mr. Li Kecheng, Mr. Zhang Youcai and Mr. Sun Chongren for their contribution to the Company during their respective term of office.

At the extraordinary general meeting of the Company held on 8 November 2005, Mr. Su Shulin, Mr. Gong Huazhang, Mr. Chee-Chen Tung and Mr. Liu Hongru were re-elected as directors of the Company, Mr. Wang Yilin, Mr. Zeng Yukang and Mr. Jiang Fan were elected as directors of the Company, Mr. Wen Qingshan and Mr. Wu Zhipan were re-elected as supervisors of the Company and Mr. Wang Fucheng and Mr. Li Yongwu were elected as supervisors of the Company.

Su Shulin, aged 43, is a Director and Senior Vice President of the Company. Mr. Su graduated from Daqing Petroleum Institute and Harbin University of Engineering. He has a Master's degree and is a senior engineer. He has many years of experience in the Chinese oil and gas industry. Since 1996, Mr. Su has worked as the Assistant Director of Daqing Petroleum Administration Bureau, and the Department Head, Standing Deputy Director and Director of the First Oil and Natural Gas Development Department. He was concurrently the Chairman and General Manager of the Company's subsidiary Daqing Oilfield Company Limited. Mr. Su ceased to act as the Chairman and the General Manager of Daqing Oilfield Company Limited in December 2003. Mr. Su has been a Director of the Company since November 2002, and has been Senior Vice President since 3 December 2002.

Gong Huazhang, aged 59, is a Director of the Company. Mr. Gong graduated from the Yangzhou Business School and is a senior accountant. He has over 30 years of working experience in the Chinese oil and gas industry. Mr. Gong worked as Chief Accountant, Deputy Director and Director of the Finance Bureau of China National Petroleum Corporation ("CNPC") from 1991. He was the Director of Finance and Assets Department of CNPC in October 1998 and has been the General Accountant of CNPC since February 1999. Mr. Gong has been a Director of the Company since 5 November 1999.

Chee-Chen Tung, aged 62, is an independent non-executive Director of the Company. Mr. Tung is the Chairman and Chief Executive Officer of Orient Overseas (International) Limited and was educated at the
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University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master's degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. He served as Chairman of the Hong Kong Shipowners' Association between 1993 and 1995. From 1999 to 2001, he was the Chairman of the Hong Kong General Chamber of Commerce. He is an independent non-executive director of Hu Hangyong Expressway Company Ltd., Chekiang First Bank, Bank of China (Hong Kong) Co Ltd., Global China Group Holdings Ltd. and Wing Hang Bank; an independent non-managing director of Cathay Pacific Airways; and a member of the Hong Kong Port Development Board. Mr. Tung is also the Chairman of the Institute for Shipboard Education Foundation, the Chairman of the Advisory Council and a member of the Board of Directors of the Hong Kong Polytechnic University, the Director of the International Academic Centre of the University of Pittsburgh, and a member of the Board of Visitors of the School of Foreign Service, Georgetown University. Mr. Tung has been appointed as an independent non-executive Director of the Company since 5 November 1999.

Liu Hongru, aged 74, is an independent non-executive Director of the Company. Mr. Liu graduated from the Faculty of Economics of the University of Moscow in 1959 with an associate Doctorate's degree. He worked as Vice-Governor of the Agricultural Bank of China, Vice-Governor of the People's Bank of China, Deputy Director of the State Economic Restructuring Committee, and the Chairman of the China Securities Regulatory Commission. Mr. Liu is currently a Deputy Director of the Economics Committee under the Chinese People's Political Consultative Conference and concurrently serves as Vice President of China Finance and Banking Society, Vice President of the China National Debt Association and President of the Shanghai Institute of Financial and Legal Studies. Mr. Liu is also a professor at the Peking University, the Postgraduate School of the People's Bank of China and the City University of Hong Kong. Mr. Liu was appointed as an independent Supervisor of the Company in December 1999. Upon his resignation from this post, he was appointed as an independent non-executive Director of the Company on 19 November 2002.

Wang Yilin, aged 49, graduated from Huadong Petroleum Institute in 1982, majoring in Petroleum Geological Exploration. In 2002, he completed his Doctorate course in the specialized study of mineral survey and exploration and obtained his Doctor's degree in engineering at the Petroleum University and is a senior engineer. He has over 20 years of working experience in the Chinese oil and gas industry. Mr. Wang had been the Deputy Director and Chief Exploration Geologist of Xinjiang Petroleum Administration Bureau since June 1999. He was appointed as the General Manager of the Xinjiang Oilfield Branch of the Company since September 1999. He had been the Senior Executive of Xinjiang Petroleum Administration Bureau and the Xinjiang Oilfield Branch of the Company since June 2001. From July 2003 onwards, he was appointed as the Assistant of the General Manager of CNPC, Senior Executive of Xinjiang Petroleum Administration Bureau and the Senior Executive of Xinjiang Oilfield Branch of the Company concurrently. Since December 2003, he was appointed as the Deputy General Manager of CNPC. From July 2004 onwards, he has been the Safety Director of CNPC.

Zeng Yukang, aged 54, graduated from Hubei Geological Institute in 1974, majoring in petroleum geology. He has over 30 years of working experience in the Chinese oil and gas industry. Mr. Zeng had been the Senior Executive of the Exploration and Development Institute of Daqing Petroleum Administration Bureau since June 1996. From February 2000 onwards, he was appointed as the Standing Deputy Director of Daqing Petroleum Administration Bureau. Since March 2001, he was appointed as the Director of Daqing Petroleum Administration Bureau. Since November 2002, he held the positions of Assistant to the General Manager of CNPC and Director of Daqing Petroleum Administration Bureau concurrently. From February 2005 onwards, he has been the Assistant to the General Manager of CNPC and the Senior Executive of Daqing Petroleum Administration Bureau. From September 2005 onwards, he has been the Deputy General Manager of CNPC.

Jiang Fan, aged 41, graduated from Dalian Technical Institute in 1985, majoring in chemical engineering. In June 2003, he completed his master's degree in administration science and engineering at the Petroleum University and obtained his master's degree in management study. He has over 20 years of working experience in the Chinese oil and gas industry. Mr. Jiang was appointed as the Deputy Manager of Dalian Petrochemical Company since December 1996. Since September 1999, he was appointed as the Deputy General Manager of Dalian Petrochemical Company, and since February 2002, he became the General Manager of Dalian Petrochemical Company.
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Wang Fucheng, aged 55, is a senior economist. He graduated from the Shandong
Normal University. He has over 30 years of working experience in the Chinese oil and gas industry. Mr. Wang has worked in the Shengli Oilfield, Zhongyuan Oilfield and Liaohe Oilfield. From 1986 to June 2000, Mr. Wang worked as Senior Executive of the Shengli Oilfield, Senior Executive of the Liaohe Oil Exploration Bureau, Director of the Liaohe Oil Exploration Bureau and General Manager of the Branch Office of Liaohe Oilfield. Mr. Wang was appointed as a Director of the Company in June 2000 and was appointed as the Vice President of the Company in July 2000. In December 2002, Mr. Wang was re-appointed as a Director of the Company. Mr. Wang has resigned as a Director of the Company prior to taking his office as a supervisor of the Company.

Wen Qingshan, aged 47, is a Supervisor of the Company. Mr. Wen is a senior accountant and a graduate of the Jilin Yanbian University. He was the Deputy Chief Accountant of the Finance and Assets Department of CNPC from November 1998, Deputy Director of the Finance and Assets Department of CNPC from May 1999 and Director of the Finance and Assets Department of CNPC from May 2002. He has been a Supervisor of the Company since November 2002.

Li Yongwu, aged 61, graduated from Tsinghua University in 1968, majoring in polymer studies. Mr. Li is a senior engineer. Since June 1991, Mr. Li was appointed as the Director of Tianjin Chemicals Bureau. Since July 1993, he was appointed as the Director of Tianjin Economic Committee. He became the Deputy Director of the Chemical Industry Department since April 1995. He became Director of the State's Petroleum and Chemical Industry Bureau since March 1998. Since April 2001, he was appointed as a Deputy Director of the Liaison Office of the Central Government at the Special Administrative Region of Macau. Since December 2004, he was appointed as the Deputy President of China Petroleum and Petrochemical Industry Association. Since May 2005, he became the President of China Petroleum and Petrochemical Industry Association. In 2003, he was elected as a standing member of the Tenth Chinese People's Consultative Conference.

Wu Zhipan, aged 48, is an independent Supervisor of the Company. Mr. Wu obtained a Doctor of Laws degree from of the School of Law, Peking University in 1988, and was a visiting scholar at Harvard Law School from 1991 to 1992. Mr. Wu is currently the Vice-chancellor of the Peking University. He is also an expert consultant of the Supreme People's Court of The PRC, an arbitrator of the Arbitration Panel of China International Economic and Trade Arbitration Commission and President of the China Economic Law Research Societies. Mr. Wu is the author of a large number of legal publications and has extensive work experience in the legal field. Mr. Wu has been an independent Supervisor of the Company since December 1999.

None of Mr. Su Shulin, Mr. Gong Huazhang, Mr. Chee-Chen Tung, Mr. Liu Hongru, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Jiang Fan, Mr. Wang Fucheng, Mr. Wen Qingshan, Mr. Li Yongwu and Mr. Wu Zhipan has entered into any service contract with the Company. The term of these new directors and supervisors is for a period of three years commencing on 8 November 2005 and ending on 7 November 2008. As the date hereof, none of them has any interests in the shares of the Company which is required to be disclosed under Part XV of the Securities and Futures Ordinance. Save as disclosed herein, none of them has any relationship with any directors, senior management or substantial or controlling shareholders of the Company. The emoluments of the directors and supervisors are determined by reference to their respective duty, responsibilities and performance and the results of the Company and its subsidiaries. Since such references will only be available to the Company upon the end of the Company's financial year, the amount of the fees of each of the directors and supervisors can only be determined at such later point in time. The Company will make disclosure of the determined amounts of such emoluments in the annual report of the Company for the financial year 2005.



                                                    By the order of the Board
                                                    PETROCHINA COMPANY LIMITED
                                                             LI HUAIQI
                                                     SECRETARY TO THE BOARDS

Beijing, the PRC, 8 November 2005
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As at the date of this announcement, the Board of Directors comprises Mr. Chen
Geng as the Chairman, Mr. Jiang Jiemin as Vice Chairmen, Mr. Su Shulin and Mr. Duan Wende as executive directors, Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive directors and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     PetroChina Company Limited



Dated: November 9, 2005                              By:    /s/ Li Huaiqi
                                                         -----------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary